LMP TRUST II -- LMP CAPITAL PRESERVATION FUND II

LEGG MASON PARTNERS TRUST II
Legg Mason Partners Capital Preservation Fund II
Supplement dated August 15, 2007 to
Prospectus dated February 28, 2007
     The Guarantee Period for Legg Mason Partners
Capital Preservation Fund II will end on
November 5, 2007 (the "Guarantee Maturity Date").
The fund's Board has approved the liquidation of the fund, and the liquidation is expected to occur after the close of business on November 9, 2007.
As a result, the fund will remain closed to new investors after the Guarantee Period. In order to achieve an orderly liquidation, the fund's assets will be converted into cash and/or money market securities promptly after the Guarantee Period.
     You may exchange your shares of the fund at any time prior to November 9, 2007 for the same class of shares of any other Legg Mason Partners fund without the imposition of an initial sales charge. Any applicable contingent deferred sales charge will continue to be measured from the date of your original purchase of shares. If you do not exchange your shares prior to the fund's liquidation date, your liquidation proceeds will be sent to you. If you purchase shares of the same class of other Legg Mason Partners funds within sixty days of the fund's liquidation date, purchases in an amount up to your liquidation proceeds may be made without the imposition of any sales charge. You may redeem your shares at any time. However, redemptions made prior to the Guarantee Maturity Date will be made at net asset value, less any applicable contingent deferred sales charge, and are not covered by the Guarantee or the financial guarantee insurance policy.